SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Rule 14d-100)

Tender Offer Statement under Section 14(d)(1)

or Section 13(e)(1) of the Securities Exchange Act of 1934

(Amendment No. 13)

ACCREDITED HOME LENDERS HOLDING CO.

(Name of Subject Company (Issuer))

LSF5 ACCREDITED MERGER CO., INC.

a wholly-owned subsidiary of

LSF5 ACCREDITED INVESTMENTS, LLC

(Names of Filing Persons (Offerors))

Common Stock, par value $0.001 per share

(Title of Class of Securities)

00437P107

(CUSIP Number of Class of Securities)

Marc L. Lipshy

LSF5 Accredited Merger Co., Inc.

717 North Harwood Street, Suite 2200

Dallas, TX 75201

(214) 754-8430

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

With a copy to:

Mitchell S. Eitel, Esq.

John J. O’Brien, Esq.

Sullivan & Cromwell LLP

125 Broad Street

New York, New York 10004

Telephone: (212) 558-4000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$379,344,495.20	$11,645.88

*	Estimated for purposes of calculating the amount of the filing fee only. This calculation assumed the purchase of (i) the 25,122,152 outstanding shares of common stock, par value $0.001 per share (the “Shares”), of Accredited Home Lenders Holding Co. (the “Company”) at a price of $15.10 per Share. The calculation of the filing fee was based on the Company’s representation of its capitalization as of May 31, 2007. As described in this Amendment No. 13 (defined herein), the Offer is being amended to provide for a price of $11.75 per Share.

**	The amount of filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, by multiplying the transaction valuation by 0.0000307.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number or the Form or Schedule and the date of its filing.

Amount Previously Paid: $11,645.88	Filing Party: LSF5 Accredited Merger Co., Inc.
Form or Registration No.: Schedule TO	Date Filed: June 19, 2007

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer.  ☐

This Amendment No. 13 (this “Amendment”) amends and supplements Items 1 through 12 in the Tender Offer Statement on Schedule TO, filed on June 19, 2007 with the Securities and Exchange Commission by LSF5 Accredited Merger Co., Inc., a Delaware corporation (“Purchaser”), and LSF5 Accredited Investments, LLC, a Delaware limited liability company (“Parent”), relating to Purchaser’s offer (the “Offer”) to purchase all of the outstanding shares of common stock, par value $0.001 per share, of Accredited Home Lenders Holding Co., a Delaware corporation, as amended on July 3, 2007, July 17, 2007, July 30, 2007, August 10, 2007, August 14, 2007, August 16, 2007, August 21, 2007, August 28, 2007, August 31, 2007, September 13, 2007, September 17, 2007 and September 19, 2007 (as amended, the “Schedule TO”). The Offer is subject to the terms and conditions set forth in the Offer to Purchase, dated June 19, 2007 (the “Original Offer to Purchase”), as supplemented and amended by the Supplement to the Offer to Purchase, dated September 21, 2007 (the “Supplement” and together with the Original Offer to Purchase, the “Offer to Purchase”), and the related amended letter of transmittal. The Original Offer to Purchase was filed as Exhibit (a)(1)(A) to Schedule TO filed by Purchaser on June 19, 2007 and the Supplement, an amended letter of transmittal, an amended notice of guaranteed delivery, a letter to brokers, dealers, banks, trust companies and other nominees, a letter to clients and a stipulation and order staying proceeding are being filed herewith as Exhibits.

The information contained in the Offer to Purchase and the related amended letter of transmittal is incorporated herein by reference in response to all of the items of Schedule TO, except that such information is hereby amended and supplemented to the extent specifically provided herein.

Item 12.	Exhibits

Exhibit No.	Exhibit Name

(a)(1)(H)	Supplement to Offer to Purchase, dated September 21, 2007

(a)(1)(I)	Amended Letter of Transmittal

(a)(1)(J)	Amended Notice of Guaranteed Delivery

(a)(1)(K)	Letter to Brokers, Dealers, Banks, Trust Companies and Other Nominees, dated September 21, 2007

(a)(1)(L)	Letter to Clients for use by Brokers, Dealers, Banks, Trust Companies and Other Nominees, dated September 21, 2007

(a)(1)(M)	Guidelines for Certification of Taxpayer Identification Number (TIN) on Substitute Form W-9

(d)(8)	Stipulation and Order Staying Proceedings, filed on September 18, 2007

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SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

LSF5 ACCREDITED MERGER CO., INC.

By:	/s/ MARC L. LIPSHY

Name: Marc L. Lipshy
Title: Vice President and Secretary

Dated: September 21, 2007

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